Exhibit 99.2


HPT
LISTED
NYSE

Hospitality Properties Trust
First Quarter 2016
Supplemental Operating and Financial Data


HPT

Hawthorn Suites by Wyndham, Schaumburg, IL
Operator: Wyndham Hotel Group
Guest Rooms: 120

All amounts in this report are unaudited.


HPT

TABLE OF CONTENTS


HPT

WARNING CONCERNING FORWARD LOOKING STATEMENTS

THIS PRESENTATION OF SUPPLEMENTAL OPERATING AND FINANCIAL DATA CONTAINS STATEMENTS THAT CONSTITUTE FORWARD LOOKING STATEMENTS WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND OTHER SECURITIES LAWS. ALSO, WHENEVER WE USE WORDS SUCH AS "BELIEVE", "EXPECT", "ANTICIPATE", "INTEND", "PLAN", "ESTIMATE", "MAY" OR SIMILAR EXPRESSIONS, WE ARE MAKING FORWARD LOOKING STATEMENTS. THESE FORWARD LOOKING STATEMENTS ARE BASED UPON OUR PRESENT INTENT, BELIEFS OR EXPECTATIONS, BUT FORWARD LOOKING STATEMENTS ARE NOT GUARANTEED TO OCCUR AND MAY NOT OCCUR. FORWARD LOOKING STATEMENTS IN THIS REPORT RELATE TO VARIOUS ASPECTS OF OUR BUSINESS, INCLUDING:

- OUR HOTEL MANAGERS' OR TENANTS' ABILITIES TO PAY THE CONTRACTUAL AMOUNTS OF RETURNS OR RENTS DUE TO US,
- OUR ABILITY TO MAKE ACQUISITIONS OF PROPERTIES AND OTHER INVESTMENTS,
- OUR POLICIES AND PLANS REGARDING INVESTMENTS, FINANCINGS AND DISPOSITIONS,
- OUR ABILITY TO PAY DISTRIBUTIONS TO OUR SHAREHOLDERS AND THE AMOUNT OF SUCH DISTRIBUTIONS,
- OUR ABILITY TO RAISE EQUITY OR DEBT CAPITAL,
- OUR ABILITY TO APPROPRIATELY BALANCE OUR USE OF DEBT AND EQUITY CAPITAL,
- OUR INTENT TO MAKE IMPROVEMENTS TO CERTAIN OF OUR PROPERTIES AND THE SUCCESS OF OUR HOTEL RENOVATION PROGRAM,
- OUR ABILITY TO ENGAGE AND RETAIN QUALIFIED MANAGERS AND TENANTS FOR OUR HOTELS AND TRAVEL CENTERS ON SATISFACTORY TERMS,
- THE FUTURE AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY,
- OUR ABILITY TO PAY INTEREST ON AND PRINCIPAL OF OUR DEBT,
- OUR CREDIT RATINGS,
- OUR EXPECTATION THAT OUR HOTELS MANAGED BY WYNDHAM WILL PRODUCE OPERATING CASH FLOWS EQUAL TO OR IN EXCESS OF OUR CONTRACTUAL MINIMUM RETURNS IN 2016,
- THE ABILITY OF TRAVELCENTERS OF AMERICA LLC, OR TA, TO PAY CURRENT AND DEFERRED RENT AMOUNTS DUE TO US,
- OUR EXPECTATION THAT WE BENEFIT FROM OUR OWNERSHIP OF THE RMR GROUP INC., OR RMR INC.,
- OUR EXPECTATION THAT WE BENEFIT FINANCIALLY BY PARTICIPATING IN AFFILIATES INSURANCE COMPANY, OR AIC, AND FROM OUR PARTICIPATION IN INSURANCE PROGRAMS ARRANGED BY AIC,
- OUR QUALIFICATION FOR TAXATION AS A REAL ESTATE INVESTMENT TRUST, OR REIT, AND
- OTHER MATTERS.

OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN OR IMPLIED BY OUR FORWARD LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS. FACTORS THAT COULD HAVE A MATERIAL ADVERSE EFFECT ON OUR FORWARD LOOKING STATEMENTS AND UPON OUR BUSINESS, RESULTS OF OPERATIONS, FINANCIAL CONDITION, FUNDS FROM OPERATIONS, OR FFO, AVAILABLE FOR COMMON SHAREHOLDERS, NORMALIZED FUNDS FROM OPERATIONS, OR NORMALIZED FFO, AVAILABLE FOR COMMON SHAREHOLDERS, EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION AND AMORTIZATION, OR EBITDA, EBITDA AS ADJUSTED, OR ADJUSTED EBITDA, CASH FLOWS, LIQUIDITY AND PROSPECTS INCLUDE, BUT ARE NOT LIMITED TO:

- THE IMPACT OF CHANGES IN THE ECONOMY AND THE CAPITAL MARKETS ON US AND OUR MANAGERS AND TENANTS,
- COMPETITION WITHIN THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, PARTICULARLY IN THOSE MARKETS IN WHICH OUR PROPERTIES ARE LOCATED,
- COMPLIANCE WITH, AND CHANGES TO, FEDERAL, STATE AND LOCAL LAWS AND REGULATIONS AFFECTING THE REAL ESTATE, HOTEL, TRANSPORTATION AND TRAVEL CENTER INDUSTRIES, ACCOUNTING RULES, TAX LAWS AND SIMILAR MATTERS,
- LIMITATIONS IMPOSED ON OUR BUSINESS AND OUR ABILITY TO SATISFY COMPLEX RULES IN ORDER FOR US TO QUALIFY FOR TAXATION AS A REIT FOR U.S. FEDERAL INCOME TAX PURPOSES,
- ACTS OF TERRORISM, OUTBREAKS OF SO CALLED PANDEMICS OR OTHER MANMADE OR NATURAL DISASTERS BEYOND OUR CONTROL, AND
- ACTUAL AND POTENTIAL CONFLICTS OF INTEREST WITH OUR RELATED PARTIES, INCLUDING OUR MANAGING TRUSTEES, TA, SONESTA INTERNATIONAL HOTELS CORPORATION, OR SONESTA, RMR INC., THE RMR GROUP LLC, OR RMR LLC, AIC AND OTHERS AFFILIATED WITH THEM.

FOR EXAMPLE:

- OUR ABILITY TO MAKE FUTURE DISTRIBUTIONS TO OUR SHAREHOLDERS AND TO MAKE PAYMENTS OF PRINCIPAL AND INTEREST ON OUR INDEBTEDNESS DEPENDS UPON A NUMBER OF FACTORS, INCLUDING OUR FUTURE EARNINGS AND THE CAPITAL COSTS WE INCUR TO MAINTAIN OUR PROPERTIES. WE MAY BE UNABLE TO PAY OUR DEBT OBLIGATIONS OR TO MAINTAIN OUR CURRENT RATE OF DISTRIBUTIONS ON OUR COMMON AND PREFERRED SHARES AND FUTURE DISTRIBUTIONS MAY BE REDUCED OR ELIMINATED,


HPT



- THE SECURITY DEPOSITS WHICH WE HOLD ARE NOT IN SEGREGATED CASH ACCOUNTS OR OTHERWISE SEPARATE FROM OUR OTHER ASSETS AND LIABILITIES. ACCORDINGLY, WHEN WE RECORD INCOME BY REDUCING OUR SECURITY DEPOSIT LIABILITIES, WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT. BECAUSE WE DO NOT RECEIVE ANY ADDITIONAL CASH PAYMENT AS WE APPLY SECURITY DEPOSITS TO COVER PAYMENT SHORTFALLS, THE FAILURE OF OUR MANAGERS OR TENANTS TO PAY MINIMUM RETURNS OR RENTS DUE TO US MAY REDUCE OUR CASH FLOWS AND OUR ABILITY TO PAY DISTRIBUTIONS TO SHAREHOLDERS,



- AS OF MARCH 31, 2016, APPROXIMATELY 79% OF OUR AGGREGATE ANNUAL MINIMUM RETURNS AND RENTS WERE SECURED BY GUARANTEES OR SECURITY DEPOSITS FROM OUR MANAGERS AND TENANTS. THIS MAY IMPLY THAT THESE MINIMUM RETURNS AND RENTS WILL BE PAID. IN FACT, THESE GUARANTEES AND SECURITY DEPOSITS ARE LIMITED IN AMOUNT AND DURATION AND THE GUARANTEES ARE SUBJECT TO THE GUARANTORS' ABILITY AND WILLINGNESS TO PAY. THE BALANCE OF OUR ANNUAL MINIMUM RETURNS AND RENTS AS OF MARCH 31, 2016 WAS NOT GUARANTEED NOR DO WE HOLD A SECURITY DEPOSIT WITH RESPECT TO THOSE AMOUNTS.WE CAN PROVIDE NO ASSURANCE WITH REGARD TO THE FUTURE PERFORMANCE OF OUR PROPERTIES AND WHETHER THEY WILL COVER OUR MINIMUM RETURNS AND RENTS, WHETHER THE GUARANTEES OR SECURITY DEPOSITS WILL BE ADEQUATE TO COVER FUTURE SHORTFALLS IN THE MINIMUM RETURNS OR RENTS DUE TO US, OR REGARDING OUR MANAGERS', TENANTS' OR GUARANTORS' FUTURE ACTIONS IF AND WHEN THE GUARANTEES AND SECURITY DEPOSITS EXPIRE OR ARE DEPLETED OR THEIR ABILITY OR WILLINGNESS TO PAY MINIMUM RETURNS AND RENTS OWED TO US,
- OUR GUARANTEE OF THE MINIMUM RETURNS DUE FROM OUR HOTELS WHICH ARE MANAGED BY WYNDHAM WAS DEPLETED TO PAY MINIMUM RETURNS FOR THE QUARTER ENDED MARCH 31, 2016. WE CURRENTLY EXPECT THAT WYNDHAM'S MANAGEMENT OF OUR HOTELS WILL PRODUCE CASH FLOWS IN EXCESS OF THE MINIMUM RETURNS DUE TO HPT. HOWEVER, THERE CAN BE NO ASSURANCE THAT WYNDHAM'S MANAGEMENT OF OUR OWNED HOTELS WILL PRODUCE THE CONTRACTUAL MINIMUM RETURNS DUE TO US AND WE DO NOT KNOW WHETHER WYNDHAM WILL PAY THE MINIMUM RETURNS DESPITE THE DEPLETED GUARANTEE OR IF WYDHAM WILL DEFAULT THEIR PAYMENTS,
- WE HAVE RECENTLY RENOVATED CERTAIN HOTELS AND ARE CURRENTLY RENOVATING ADDITIONAL HOTELS. WE EXPECT TO FUND APPROXIMATELY $68.9 MILLION FOR RENOVATIONS AND OTHER CAPITAL IMPROVEMENT COSTS AT OUR HOTELS DURING THE REMAINDER OF 2016. THE COST OF CAPITAL PROJECTS ASSOCIATED WITH SUCH RENOVATIONS MAY BE GREATER THAN WE NOW ANTICIPATE. WHILE OUR FUNDING OF THESE CAPITAL PROJECTS WILL CAUSE OUR CONTRACTUAL MINIMUM RETURNS TO INCREASE, THE HOTELS' OPERATING RESULTS MAY NOT INCREASE OR MAY NOT INCREASE TO THE EXTENT THAT THE MINIMUM RETURNS INCREASE. ACCORDINGLY, COVERAGE OF OUR MINIMUM RETURNS AT THESE HOTELS MAY REMAIN DEPRESSED FOR AN EXTENDED PERIOD,
- WE EXPECT TO PURCHASE FROM TA DURING THE REMAINDER OF 2016 UP TO $129.4 MILLION OF CAPITAL IMPROVEMENTS TA EXPECTS TO MAKE TO THE TRAVEL CENTERS WE LEASE TO IT. PURSUANT TO THE TERMS OF THE APPLICABLE LEASES, THE ANNUAL RENT PAYABLE TO US BY TA WILL INCREASE AS A RESULT OF ANY SUCH PURCHASES. WE MAY ULTIMATELY PURCHASE MORE OR LESS THAN THIS BUDGETED AMOUNT AND OUR BOARD OF TRUSTEES AND INDEPENDENT TRUSTEES MAY AUTHORIZE MORE OR LESS THAN THIS PROJECTED AMOUNT AT THEIR DISCRETION. TA MAY NOT REALIZE RESULTS FROM ANY OF THESE CAPITAL IMPROVEMENTS WHICH EQUAL OR EXCEED THE INCREASED ANNUAL RENTS IT WILL BE OBLIGATED TO PAY TO US, WHICH COULD INCREASE THE RISK OF TA BEING UNABLE TO PAY AMOUNTS IT OWES TO US,
- HOTEL ROOM DEMAND AND TRUCKING ACTIVITY ARE OFTEN REFLECTIONS OF THE GENERAL ECONOMIC ACTIVITY IN THE COUNTRY. IF ECONOMIC ACTIVITY IN THE COUNTRY DECLINES, HOTEL ROOM DEMAND AND TRUCKING ACTIVITY MAY DECLINE AND THE OPERATING RESULTS OF OUR HOTELS AND TRAVEL CENTERS MAY DECLINE, THE FINANCIAL RESULTS OF OUR HOTEL MANAGERS AND OUR TENANTS, INCLUDING TA, MAY SUFFER AND THESE MANAGERS AND TENANTS MAY BE UNABLE TO PAY OUR RETURNS OR RENTS. ALSO, DEPRESSED OPERATING RESULTS FROM OUR PROPERTIES FOR EXTENDED PERIODS MAY RESULT IN THE OPERATORS OF SOME OR ALL OF OUR HOTELS AND OUR TRAVEL CENTERS BECOMING UNABLE OR UNWILLING TO MEET THEIR OBLIGATIONS OR THEIR GUARANTEES AND SECURITY DEPOSITS WE HOLD MAY BE EXHAUSTED,
- IF THE CURRENT LEVEL OF COMMERCIAL ACTIVITY IN THE COUNTRY DECLINES, IF THE PRICE OF DIESEL FUEL INCREASES SIGNIFICANTLY, IF FUEL CONSERVATION MEASURES ARE INCREASED, IF FREIGHT BUSINESS IS DIRECTED AWAY FROM TRUCKING, IF TA IS UNABLE TO EFFECTIVELY COMPETE OR OPERATE ITS BUSINESS OR FOR VARIOUS OTHER REASONS, TA MAY BECOME UNABLE TO PAY CURRENT AND DEFERRED RENTS DUE TO US,
- OUR ABILITY TO GROW OUR BUSINESS AND INCREASE OUR DISTRIBUTIONS DEPENDS IN LARGE PART UPON OUR ABILITY TO BUY PROPERTIES THAT GENERATE RETURNS OR CAN BE LEASED FOR RENTS WHICH EXCEED OUR OPERATING AND CAPITAL COSTS. WE MAY BE UNABLE TO IDENTIFY PROPERTIES THAT WE WANT TO ACQUIRE OR TO NEGOTIATE ACCEPTABLE PURCHASE PRICES, ACQUISITION FINANCING, MANAGEMENT CONTRACTS OR LEASE TERMS FOR NEW PROPERTIES,
- WE HAVE AGREED TO ACQUIRE FROM AND LEASEBACK TO TA FOUR TRAVEL CENTERS WHICH TA IS DEVELOPING. WE AGREED TO PURCHASE THESE PROPERTIES AT TA'S COSTS (INCLUDING HISTORICAL LAND COSTS) UP TO $95 MILLION IN THE AGGREGATE IF THE DEVELOPMENT IS SUBSTANTIALLY COMPLETED PRIOR TO JUNE 30, 2017. TA HAS BEGUN CONSTRUCTION AT SOME, BUT NOT ALL, OF THESE TRAVEL CENTERS. OBTAINING GOVERNMENTAL APPROVALS TO BUILD TRAVEL CENTERS IS OFTEN A COMPLEX AND TIME CONSUMING PROCESS. WE CAN PROVIDE NO ASSURANCE THAT TA WILL OBTAIN ALL REQUIRED APPROVALS TO DEVELOP ALL FOUR TRAVEL CENTERS. IF REQUIRED DEVELOPMENT APPROVALS ARE NOT OBTAINED OR IF CERTAIN TRAVEL CENTERS ARE NOT DEVELOPED OR ARE DELAYED OR FOR OTHER REASONS, WE MAY ACQUIRE FEWER THAN FOUR TRAVEL CENTERS OR DIFFERENT TRAVEL CENTERS MAY BE AGREED FOR PURCHASE AND LEASEBACK BETWEEN US AND TA. TA HAS RECENTLY STATED THAT IT MAY NOT BE ABLE TO COMPLETE THE DEVELOPMENT OF ONE OF THESE TRAVEL CENTERS BY JUNE 30, 2017. IT IS DIFFICULT TO ESTIMATE THE COST AND TIMING TO DEVELOP NEW TRAVEL CENTERS. CONSTRUCTION OF NEW TRAVEL CENTERS MAY BE DELAYED FOR VARIOUS REASONS SUCH AS LABOR STRIFE, WEATHER CONDITIONS, THE UNAVAILABILITY OF CONSTRUCTION MATERIALS, ETC. THE PURCHASE AND LEASEBACK OF THESE TRAVEL CENTERS MAY BE DELAYED OR THE TERMS OF THE TRANSACTION MAY CHANGE,
- CONTINGENCIES IN OUR ACQUISITION AND SALE AGREEMENTS MAY NOT BE SATISFIED AND OUR PENDING ACQUISITIONS AND SALES MAY NOT OCCUR, MAY BE DELAYED OR THE TERMS OF SUCH TRANSACTIONS MAY CHANGE,
- AT MARCH 31, 2016, WE HAD $15.8 MILLION OF CASH AND CASH EQUIVALENTS, $770.0 MILLION AVAILABLE UNDER OUR $1.0 BILLION UNSECURED REVOLVING CREDIT FACILITY AND SECURITY DEPOSITS AND GUARANTEES COVERING SOME OF OUR MINIMUM RETURNS AND RENTS. THESE STATEMENTS MAY IMPLY THAT WE HAVE ABUNDANT WORKING CAPITAL AND LIQUIDITY. HOWEVER, OUR MANAGERS AND TENANTS MAY NOT BE ABLE TO FUND MINIMUM RETURNS AND RENTS DUE TO US FROM OPERATING OUR PROPERTIES OR FROM OTHER RESOURCES; IN THE PAST AND CURRENTLY, CERTAIN OF OUR TENANTS AND HOTEL MANAGERS HAVE IN FACT NOT PAID THE MINIMUM AMOUNTS DUE TO US FROM THEIR OPERATIONS OF OUR LEASED OR MANAGED PROPERTIES. ALSO, THE SECURITY DEPOSITS AND GUARANTEES WE HAVE TO COVER ANY SUCH SHORTFALLS ARE LIMITED IN AMOUNT AND DURATION, AND ANY SECURITY DEPOSITS WE APPLY FOR SUCH SHORTFALLS DO NOT RESULT IN ADDITIONAL CASH FLOW TO US. FURTHER, OUR PROPERTIES REQUIRE, AND WE HAVE AGREED TO PROVIDE, SIGNIFICANT FUNDING FOR CAPITAL IMPROVEMENTS, RENOVATIONS AND OTHER MATTERS. ACCORDINGLY, WE MAY NOT HAVE SUFFICIENT WORKING CAPITAL OR LIQUIDITY,
- WE MAY BE UNABLE TO REPAY OUR DEBT OBLIGATIONS WHEN THEY BECOME DUE,


HPT



- CONTINUED AVAILABILITY OF BORROWINGS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY IS SUBJECT TO OUR SATISFYING CERTAIN FINANCIAL COVENANTS AND OTHER CUSTOMARY CREDIT FACILITY CONDITIONS THAT WE MAY BE UNABLE TO SATISFY,
- ACTUAL COSTS UNDER OUR UNSECURED REVOLVING CREDIT FACILITY OR OTHER FLOATING RATE CREDIT FACILITIES WILL BE HIGHER THAN LIBOR PLUS A PREMIUM BECAUSE OF OTHER FEES AND EXPENSES ASSOCIATED WITH SUCH FACILITIES,
- THE MAXIMUM BORROWING AVAILABILITY UNDER OUR UNSECURED REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN MAY BE INCREASED TO UP TO $2.3 BILLION ON A COMBINED BASIS IN CERTAIN CIRCUMSTANCES; HOWEVER, INCREASING THE MAXIMUM BORROWING AVAILABILITY UNDER OUR UNSECURED REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN IS SUBJECT TO OUR OBTAINING ADDITIONAL COMMITMENTS FROM LENDERS, WHICH MAY NOT OCCUR,
- THE PREMIUMS USED TO DETERMINE THE INTEREST RATE PAYABLE ON OUR UNSECURED REVOLVING CREDIT FACILITY AND UNSECURED TERM LOAN AND THE FACILITY FEE PAYABLE ON OUR UNSECURED REVOLVING CREDIT FACILITY ARE BASED ON OUR CREDIT RATINGS. FUTURE CHANGES IN OUR CREDIT RATINGS MAY CAUSE THE INTEREST AND FEES WE PAY TO INCREASE,
- WE HAVE THE OPTION TO EXTEND THE MATURITY DATE OF OUR UNSECURED REVOLVING CREDIT FACILITY UPON PAYMENT OF A FEE AND MEETING OTHER CONDITIONS. HOWEVER, THE APPLICABLE CONDITIONS MAY NOT BE MET,
- THE BUSINESS MANAGEMENT AND PROPERTY MANAGEMENT AGREEMENTS BETWEEN US AND RMR LLC HAVE CONTINUING 20 YEAR TERMS. HOWEVER, THOSE AGREEMENTS INCLUDE TERMS WHICH PERMIT EARLY TERMINATION IN CERTAIN CIRCUMSTANCES. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THESE AGREEMENTS WILL REMAIN IN EFFECT FOR CONTINUING 20 YEAR TERMS OR FOR SHORTER TERMS, AND
- WE BELIEVE THAT OUR RELATIONSHIPS WITH OUR RELATED PARTIES, INCLUDING RMR LLC, RMR INC., TA, SONESTA, AIC AND OTHERS AFFILIATED WITH THEM MAY BENEFIT US AND PROVIDE US WITH COMPETITIVE ADVANTAGES IN OPERATING AND GROWING OUR BUSINESS. IN FACT, THE ADVANTAGES WE BELIEVE WE MAY REALIZE FROM THESE RELATIONSHIPS MAY NOT MATERIALIZE.

THESE RESULTS COULD OCCUR DUE TO MANY DIFFERENT CIRCUMSTANCES, SOME OF WHICH ARE BEYOND OUR CONTROL, SUCH AS ACTS OF TERRORISM, NATURAL DISASTERS, CHANGES IN OUR MANAGERS' OR TENANTS' REVENUES OR EXPENSES, CHANGES IN OUR MANAGERS' OR TENANTS' FINANCIAL CONDITIONS, THE MARKET DEMAND FOR HOTEL ROOMS OR FUEL OR CHANGES IN CAPITAL MARKETS OR THE ECONOMY GENERALLY.

THE INFORMATION CONTAINED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, OR SEC, INCLUDING UNDER THE CAPTION "RISK FACTORS" IN OUR PERIODIC REPORTS, OR INCORPORATED THEREIN, IDENTIFIES OTHER IMPORTANT FACTORS THAT COULD CAUSE DIFFERENCES FROM OUR FORWARD LOOKING STATEMENTS. OUR FILINGS WITH THE SEC ARE AVAILABLE ON THE SEC'S WEBSITE AT WWW.SEC.GOV.

YOU SHOULD NOT PLACE UNDUE RELIANCE UPON OUR FORWARD LOOKING STATEMENTS.

EXCEPT AS REQUIRED BY LAW, WE DO NOT INTEND TO UPDATE OR CHANGE ANY FORWARD LOOKING STATEMENTS AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

CORPORATE INFORMATION



Royal Sonesta Hotel New Orleans, New Orleans, LA
Operator: Sonesta International Hotels Corp.
Guest Rooms: 483


HPT

COMPANY PROFILE

The Company:

Hospitality Properties Trust, or HPT, we, our, or us, is a real estate investment trust, or REIT. As of March 31, 2016, we owned 305 hotels and 194 travel centers located in 45 states, Puerto Rico and Canada. Our properties are operated by other companies under long term management or lease agreements. We have been investment grade rated since 1998 and we are currently included in a number of financial indices, including the S&P MidCap 400 Index, the Russell 1000 Index, the MSCI U.S. REIT Index, the FTSE EPRA/NAREIT United States Index and the S&P REIT Composite Index.

Management:

HPT is managed by the operating subsidiary of The RMR Group Inc. (NASDAQ: RMR). RMR is an alternative asset management company that was founded in 1986 to invest in real estate and manage real estate related businesses. RMR's business primarily consists of providing management services to four publicly traded REITs and three real estate operating companies. As of March 31, 2016, RMR had $22.0 billion of assets under management, including more than 1,300 properties. In addition to managing HPT, RMR also manages Government Properties Income Trust, or GOV, a publicly traded REIT that primarily owns office properties majority leased to the U.S. government and state governments, Senior Housing Properties Trust, or SNH, a publicly traded REIT that primarily owns healthcare, senior living and medical office buildings, and Select Income REIT, or SIR, a publicly traded REIT that owns properties primarily net leased to single tenants. RMR provides management services to Five Star Quality Care, Inc., a publicly traded senior living and healthcare services company which is a tenant of SNH and manages certain of SNH's senior living communities, to TravelCenters of America LLC, or TA, a publicly traded operator of travel centers and convenience stores and which is our largest tenant, and to Sonesta International Hotels Corporation, or Sonesta, which is one of our hotel managers. Another subsidiary of RMR, RMR Advisors LLC, is an SEC registered advisor that is the investment manager of a publicly traded mutual fund which principally invests in securities of unaffiliated real estate companies. We believe that being managed by RMR is a competitive advantage for HPT because of RMR's depth of management and experience in the real estate industry. We also believe RMR provides management services to HPT at costs that are lower than we would have to pay for similar quality services.

Corporate Headquarters:

Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634

(t) (617) 964-8389
(f) (617) 969-5730

Stock Exchange Listing:

New York Stock Exchange

Trading Symbols:

Common Shares: HPT
Preferred Shares Series D: HPT PD

Senior Unsecured Debt Ratings:

Standard & Poor's: BBB-
Moody's: Baa2


HPT

COMPANY PROFILE

Operating Statistics by Operating Agreement (as of 3/31/16) (dollars in thousands):

Operating Agreement [1]	Number of Properties	Number of Rooms / Suites	Annualized Minimum Return / Rent [2]	Percent of Total Minimum Return / Rent	Coverage [3] Q1	Coverage [3] LTM	RevPAR Change [4] Q1	RevPAR Change [4] LTM
Marriott (No. 1)	53	7,610	$ 68,400	9%	1.16x	1.35x	4.1%	6.4%
Marriott (No. 234)	68	9,120	106,243	14%	1.04x	1.11x	5.2%	7.3%
Marriott (No. 5)	1	356	10,116	1%	0.92x	0.63x	9.1%	6.8%
Subtotal / Average Marriott	122	17,086	184,759	24%	1.08x	1.17x	5.0%	6.9%
InterContinental	94	14,403	160,338	21%	1.12x	1.19x	2.4%	5.8%
Sonesta	33	6,093	84,004	11%	0.42x	0.67x	-1.9%	5.0%
Wyndham	22	3,579	28,025	4%	0.38x	0.89x	1.3%	8.1%
Hyatt	22	2,724	22,037	3%	1.14x	1.16x	4.7%	8.3%
Carlson	11	2,090	12,920	2%	1.04x	1.23x	-5.0%	5.3%
Morgans	1	372	7,595	1%	1.16x	1.18x	7.9%	4.5%
Subtotal / Average Hotels	305	46,347	499,678	66%	0.95x	1.08x	2.7%	6.4%
TA (No. 1)	39	N/A	49,198	6%	1.42x	1.66x	N/A	N/A
TA (No. 2)	38	N/A	47,392	6%	1.39x	1.63x	N/A	N/A
TA (No. 3)	38	N/A	50,630	7%	1.33x	1.59x	N/A	N/A
TA (No. 4)	39	N/A	48,596	6%	1.36x	1.60x	N/A	N/A
TA (No. 5)	40	N/A	65,329	9%	1.43x	1.59x	N/A	N/A
Subtotal TA	194	N/A	261,145	34%	1.39x	1.61x	N/A	N/A
Total / Average	499	46,347	$ 760,823	100%	1.10x	1.26x	2.7%	6.4%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) Annualized minimum rent amounts represent cash rent amounts due to us and exclude adjustments, if any, necessary to recognize rental income on a straight line basis in accordance with U.S. generally accepted accounting principles, or GAAP.

(3) We define coverage as combined total property level revenues minus all property level expenses and FF&E reserve fundings which are not subordinated to minimum returns and minimum rent payments to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, InterContinental and TA Nos. 1, 2, 3 and 4 agreements include data for periods prior to our ownership of certain hotels and travel centers.

(4) RevPAR is defined as hotel room revenue per day per available room. RevPAR change is the RevPAR percentage change in the period ended March 31, 2016 over the comparable year earlier period. RevPAR amounts for our Sonesta and InterContinental agreements include data for periods prior to our ownership of certain hotels.


HPT

INVESTOR INFORMATION

Board of Trustees

Senior Management

John G. Murray
President and Chief Operating Officer

Mark L. Kleifges
Treasurer and Chief Financial Officer

Ethan S. Bornstein
Senior Vice President

Contact Information

Investor Relations
Hospitality Properties Trust
Two Newton Place
255 Washington Street, Suite 300
Newton, MA 02458-1634
(t) (617) 964-8389
(f) (617) 969-5730
(email) info@hptreit.com
(website) www.hptreit.com

Inquiries
Financial inquiries should be directed to Mark L. Kleifges, Treasurer and Chief Financial Officer, at (617) 964-8389 or mkleifges@rmrgroup.com.

Investor and media inquiries should be directed to Katie Strohacker, Senior Director, Investor Relations at (617) 796-8232, or kstrohacker@rmrgroup.com


HPT

RESEARCH COVERAGE

Equity Research Coverage

Baird
David Loeb
(414) 765-7063
dloeb@rwbaird.com

Canaccord Genuity
Ryan Meliker
(212) 389-8094
rmeliker@canaccordgenuity.com

FBR & Co.
Bryan Maher
(646)-885-5423
bmaher@fbr.com

JMP Securities
Whitney Stevenson
(415) 835-8948
wstevenson@jmpsecurities.com

RBC
Wes Golladay
(440) 715-2650
wes.golladay@rbccm.com

Stifel Nicolaus
Simon Yarmak
(443) 224-1345
yarmaks@stifel.com

Wells Fargo Securities
Jeffrey Donnelly
(617) 603-4262
jeff.donnelly@wellsfargo.com

Debt Research Coverage

Credit Suisse
John Giordano
(212) 538-4935
john.giordano@credit-suisse.com

Wells Fargo Securities
Thierry Perrein
(704) 715-8455
thierry.perrein@wellsfargo.com

Rating Agencies

Moody's Investors Service
Griselda Bisono
(212) 553-4985
griselda.bisono@moodys.com

Standard & Poor's
Michael Souers
(212) 438-2508
michael.souers@standardandpoors.com

HPT is followed by the analysts and its publicly held debt is rated by the rating agencies listed above. Please note that any opinions, estimates or forecasts regarding HPT's performance made by these analysts or agencies do not represent opinions, forecasts or predictions of HPT or its management. HPT does not by its reference above imply its endorsement of or concurrence with any information, conclusions or recommendations provided by any of these analysts or agencies.

FINANCIAL INFORMATION


Residence Inn Oyster Point Waterfront, San Francisco, CA
Operator: Marriott International, Inc.
Guest Rooms: 152
Residence
Inn
Marriott

All amounts in this report are unaudited.


HPT

KEY FINANCIAL DATA

(amounts in thousands, except per share data)



	As of and For the Three Months Ended				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Shares Outstanding:					
Common shares outstanding (at end of period)	151,547	151,547	151,547	151,485	149,951
Weighted average common shares outstanding - basic	151,402	151,400	151,359	150,260	149,792
Weighted average common shares outstanding - diluted (1)	151,415	151,400	151,386	150,292	150,906
Common Share Data:					
Price at end of period	$ 26.56	$ 26.15	$ 25.58	$ 28.82	$ 32.99
High during period	$ 26.66	$ 28.58	$ 29.97	$ 34.06	$ 33.97
Low during period	$ 22.27	$ 25.64	$ 24.84	$ 28.67	$ 29.96
Annualized dividends paid per share during the period (2)	$ 2.00	$ 2.00	$ 2.00	$ 2.00	$ 1.96
Annualized dividend yield (at end of period)	7.5%	7.6%	7.8%	6.9%	5.9%
Annualized Normalized FFO multiple (at end of period) (3)	7.2x	12.2x	6.5x	7.4x	9.8x
Selected Income Statement Data:					
Total revenues	$ 474,118	$ 467,440	$ 511,886	$ 507,066	$ 435,512
Adjusted EBITDA (4) (5)	$ 187,963	$ 123,729	$ 192,713	$ 189,819	$ 168,635
Net income (loss) available for common shareholders (6)	$ 46,885	$ (24,660)	$ 56,019	$ 77,980	$ 36,415
Normalized FFO available for common shareholders (3) (5)	$ 140,414	$ 81,083	$ 149,692	$ 146,899	$ 125,989
Common distributions paid (2)	$ 75,774	$ 75,774	$ 75,743	$ 74,981	$ 73,466
Per Share Data:					
Net income (loss) available for common shareholders (basic and diluted) (6)	$ 0.31	$ (0.16)	$ 0.37	$ 0.52	$ 0.24
Normalized FFO available for common shareholders (basic) (3) (5)	$ 0.93	$ 0.54	$ 0.99	$ 0.98	$ 0.84
Normalized FFO available for common shareholders (diluted) (3) (5)	$ 0.93	$ 0.54	$ 0.99	$ 0.98	$ 0.83
Common distributions paid (2)	$ 0.50	$ 0.50	$ 0.50	$ 0.50	$ 0.49
Normalized FFO available for common shareholders payout ratio (3) (5)	53.9%	93.4%	50.6%	51.1%	58.3%



(1) Represents weighted average common shares outstanding adjusted to include unvested common shares issued under our equity compensation plan and contingently issuable common shares under our business management agreement with RMR LLC, if any, if the effect is dilutive. Effective June 1, 2015, all fees under our business management agreement are paid in cash.

(2) On April 13, 2016, we declared a quarterly dividend of $0.51 per share ($2.04 per year) which we expect to pay on or about May 19, 2016 to holders of record on April 25, 2016. Annualized dividends paid per share for the three months ended December 31, 2015 excludes a $0.1974 per common share non-cash distribution of RMR common stock to our shareholders on December 14, 2015.

(3) See Exhibit B for the calculation of FFO available for common shareholders and Normalized FFO available for common shareholders and a reconciliation of those amounts from net income (loss) available for common shareholders determined in accordance with GAAP.

(4) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of those amounts from net income (loss) determined in accordance with GAAP.

(5) Adjusted EBITDA and Normalized FFO available for common shareholders for the three months ended December 31, 2015 includes $62,263, or $0.41 per share, of incentive management fee expense.

(6) Net income (loss) for the three months ended December 31, 2015 includes $44,880, or $0.30 per share, of incentive management fee expense and a $36,773, or $0.24 per share, non-cash loss on the distribution of RMR common stock.


HPT

KEY FINANCIAL DATA (CONTINUED)

(dollars in thousands, except per share data)

	As of and For the Three Months Ended				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Selected Balance Sheet Data:					
Total gross assets [1]	$ 8,822,206	$ 8,613,296	$ 8,648,216	$ 8,481,866	$ 8,054,177
Total assets [2]	$ 6,532,140	$ 6,394,797	$ 6,481,090	$ 6,387,028	$ 6,017,635
Total liabilities [2]	$ 3,731,279	$ 3,582,715	$ 3,505,258	$ 3,377,386	$ 3,046,737
Total shareholder's equity	$ 2,800,861	$ 2,812,082	$ 2,975,832	$ 3,009,642	$ 2,970,898
Market Capitalization:					
Total debt (book value) [2]	$ 3,497,694	$ 3,274,673	$ 3,262,548	$ 3,126,423	$ 2,895,307
Plus: market value of preferred shares (at end of period)	303,224	299,860	299,164	296,380	306,936
Plus: market value of common shares (at end of period)	4,025,088	3,962,954	3,876,572	4,365,798	4,946,883
Total market capitalization	$ 7,826,006	$ 7,537,487	$ 7,438,284	$ 7,788,601	$ 8,149,126
Leverage and Coverage Ratios:					
Total debt (book value) [2] / total gross assets [1]	39.6%	38.0%	37.7%	36.9%	35.9%
Total debt (book value) [2] / gross book value of real estate assets [3]	41.3%	39.4%	39.6%	38.9%	37.4%
Total debt (book value) [2] / total market capitalization	44.7%	43.4%	43.9%	40.1%	35.5%
Adjusted EBITDA [4] [5] / interest expense	4.5x	3.3x	5.3x	5.3x	4.8x
Adjusted EBITDA [4] [5]/ interest expense and preferred distributions	4.0x	2.9x	4.6x	4.6x	4.2x
Total debt (book value) [2] / Annualized Adjusted EBITDA [4] [5]	4.7x	6.6x	4.2x	4.1x	4.3x

(1) Total gross assets is total assets plus accumulated depreciation.

(2) Total debt is net of unamortized discounts and certain issuance costs. All periods presented have been restated to reflect the adoption of Accounting Standards Update No. 2015-03, *Debt Issuance Costs* , which requires the reclassification of certain capitalized debt issuance costs as an offset to the associated debt liability in our condensed consolidated balance sheets.

(3) Gross book value of real estate assets is real estate properties at cost, before purchase price allocations, less impairment writedowns, if any.

(4) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of those amounts from net income (loss) determined in accordance with

(5) Adjusted EBITDA and Normalized FFO available for common shareholders for the three months ended December 31, 2015 include $62,263, or $0.41 per share, of incentive management fee expense.


HPT

CONDENSED CONSOLIDATED BALANCE SHEETS (1)

(dollar amounts in thousands, except per share data)

	As of March 31, 2016	As of December 31, 2015
ASSETS		
Real estate properties:		
Land	$ 1,544,954	$ 1,529,004
Buildings, improvements and equipment	6,898,854	6,740,423
Total real estate properties, gross	8,443,808	8,269,427
Accumulated depreciation	(2,290,066)	(2,218,499)
Total real estate properties, net	6,153,742	6,050,928
Cash and cash equivalents	15,816	13,682
Restricted cash (FF&E reserve escrow)	55,891	51,211
Due from related persons	55,517	50,987
Other assets, net	251,174	227,989
Total assets	$ 6,532,140	$ 6,394,797
LIABILITIES AND SHAREHOLDERS' EQUITY		
Unsecured revolving credit facility	$ 230,000	$ 465,000
Unsecured term loan, net	397,922	397,756
Senior unsecured notes, net	2,861,294	2,403,439
Convertible senior unsecured notes	8,478	8,478
Security deposits	63,831	53,579
Accounts payable and other liabilities	150,416	179,783
Due to related persons	14,172	69,514
Dividends payable	5,166	5,166
Total liabilities	3,731,279	3,582,715
Commitments and contingencies		
Shareholders' equity:		
Preferred shares of beneficial interest; no par value; 100,000,000 shares authorized:		
Series D preferred shares; 7 1/8% cumulative redeemable; 11,600,000 shares issued and outstanding, aggregate liquidation preference of $290,000	280,107	280,107
Common shares of beneficial interest, $.01 par value; 200,000,000 shares authorized; 151,547,288 shares issued and outstanding	1,515	1,515
Additional paid in capital	4,165,982	4,165,911
Cumulative net income	2,933,708	2,881,657
Cumulative other comprehensive income (loss)	2,074	(15,523)
Cumulative preferred distributions	(326,479)	(321,313)
Cumulative common distributions	(4,256,046)	(4,180,272)
Total shareholders' equity	2,800,861	2,812,082
Total liabilities and shareholders' equity	$ 6,532,140	$ 6,394,797

(1) All periods presented have been restated to reflect the adoption of Accounting Standards Update No. 2015-03, *Debt Issuance Costs* , which requires the reclassification of certain capitalized debt issuance costs as an offset to the associated debt liability.


HPT

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(amounts in thousands, except per share data)

	For the Three Months Ended March 31,	
	2016	2015
Revenues:		
Hotel operating revenues [1]	$ 396,503	$ 369,596
Rental income[2]	76,259	64,751
FF&E reserve income [3]	1,356	1,165
Total revenues	474,118	435,512
Expenses:		
Hotel operating expenses [1]	276,305	257,658
Depreciation and amortization	87,271	78,969
General and administrative [4]	16,023	21,304
Acquisition related costs [5]	612	338
Total expenses	380,211	358,269
Operating income	93,907	77,243
Interest income	98	11
Interest expense (including amortization of debt issuance costs and debt discounts of $1,865 and $1,458, respectively)	(41,586)	(35,454)
Loss on early extinguishment of debt [6]	(70)	-
Income before income taxes and equity in earnings of an investee	52,349	41,800
Income tax expense	(375)	(291)
Equity in earnings of an investee	77	72
Net income	52,051	41,581
Preferred distributions	(5,166)	(5,166)
Net income available for common shareholders	$ 46,885	$ 36,415
Weighted average common shares outstanding (basic)	151,402	149,792
Weighted average common shares outstanding (diluted)	151,415	150,906
Net income available for common shareholders per common share:		
Basic and diluted	$ 0.31	$ 0.24

See Notes to Condensed Consolidated Statements of Income on page 16.


HPT

NOTES TO CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(dollar amounts in thousands, except per share data)



(1) At March 31, 2016, we owned 305 hotels; 302 of these hotels are managed by hotel operating companies and three hotels are leased to hotel operating companies. At March 31, 2016, we also owned 194 travel centers; all 194 of these travel centers are leased by us to a travel center operating company under five lease agreements. Our condensed consolidated statements of income include hotel operating revenues and expenses of managed hotels and rental income from our leased hotels and travel centers. Certain of our managed hotels had net operating results that were, in the aggregate, $16,429 and $15,492 less than the minimum returns due to us in the three months ended March 31, 2016 and 2015, respectively. When the managers of these hotels fund the shortfalls under the terms of our operating agreements or their guarantees, we reflect such fundings (including security deposit applications) in our condensed consolidated statements of income as a reduction of hotel operating expenses. Hotel operating expenses were reduced by $4,377 and $4,006 in the three months ended March 31, 2016 and 2015, respectively, as a result of such fundings. We had shortfalls at certain of our managed hotel portfolios not funded by the managers of these hotels under the terms of our operating agreements of $12,052 and $11,486 in the three months ended March 31, 2016 and 2015, respectively, which represents the unguaranteed portions of our minimum returns from Sonesta. Certain guarantee payments and the amounts of certain security deposits which we hold may be replenished by future cash flows from the applicable hotel operations pursuant to the terms of the respective operating agreements. When our guarantees and our security deposits are replenished by cash flows from hotel operations, we reflect such replenishments in our condensed consolidated statements of income as an increase to hotel operating expenses. Hotel operating expenses were increased by $2,522 and $3,351 in the three months ended March 31, 2016 and 2015, respectively, as a result of such replenishments.

(2) Rental income includes $3,752 and $545 in the three months ended March 31, 2016 and 2015, respectively, of adjustments necessary to record scheduled rent increases under certain of our leases, the deferred rent obligations under our travel center leases and the estimated future payments to us under our travel center leases for the cost of removing underground storage tanks on a straight line basis.

(3) Various percentages of total sales at certain of our hotels are escrowed as reserves for future renovations or refurbishment, or FF&E reserve escrows. We own all the FF&E reserve escrows for our hotels. We report deposits by our tenants into the escrow accounts under our three hotel leases as FF&E reserve income. We do not report the amounts which are escrowed as FF&E reserves for our managed hotels as FF&E reserve income.

(4) Incentive fees under our business management agreement are payable after the end of each calendar year, are calculated based on common share total return, as defined, and are included in general and administrative expense in our condensed consolidated statements of income. We recorded $5,316 and $9,027 of estimated business management incentive fees during the three months ended March 31, 2016 and 2015, respectively.

We recorded a liability for the amount by which the estimated fair value for accounting purposes exceeded the price we paid for our investment in RMR common stock in June 2015. A portion of this liability is being amortized on a straight line basis through December 31, 2035, as a reduction to business management fees, which are included in general and administrative expense. General and administrative expense was reduced by $896 during the three months ended March 31, 2016 as a result of this amortization.

(5) Represents costs associated with our acquisition activities.

(6) We recorded a $70 loss on early extinguishment of debt in the first quarter of 2016 in connection with the redemption of certain senior unsecured notes.


HPT



CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	For the Three Months Ended March 31,	
	2016	2015
Cash flows from operating activities:		
Net income	$ 52,051	$ 41,581
Adjustments to reconcile net income to cash provided by operating activities:		
Depreciation and amortization	87,271	78,969
Amortization of debt issuance costs and debt discounts as interest	1,865	1,458
Straight line rental income	(3,752)	(545)
Security deposits received or replenished	10,252	3,582
FF&E reserve income and deposits	(17,746)	(15,728)
Loss on early extinguishment of debt	70	-
Equity in earnings of an investee	(77)	(72)
Other non-cash (income) expense, net	(1,142)	10,103
Change in assets and liabilities:		
Due from related persons	(886)	(1,107)
Other assets	(6,174)	(2,954)
Accounts payable and other liabilities	(26,819)	(18,901)
Due to related persons	(56,522)	(329)
Net cash provided by operating activities	38,391	96,057
Cash flows from investing activities:		
Real estate acquisitions and deposits	(143,683)	(45,500)
Real estate improvements	(32,716)	(35,009)
FF&E reserve escrow fundings	(441)	(4,175)
Net cash used in investing activities	(176,840)	(84,684)
Cash flows from financing activities:		
Proceeds from issuance of senior unsecured notes, net of discounts	737,612	-
Repayment of senior unsecured notes	(275,000)	-
Borrowings under unsecured revolving credit facility	275,000	106,000
Repayments of unsecured revolving credit facility	(510,000)	(35,000)
Debt issuance costs	(6,089)	(5)
Distributions to preferred shareholders	(5,166)	(5,166)
Distributions to common shareholders	(75,774)	(73,466)
Net cash provided by (used in) financing activities	140,583	(7,637)
Increase in cash and cash equivalents	2,134	3,736
Cash and cash equivalents at beginning of period	13,682	11,834
Cash and cash equivalents at end of period	$ 15,816	$ 15,570
Supplemental cash flow information:		
Cash paid for interest	$ 56,278	$ 50,775
Cash paid for income taxes	227	562
Non-cash investing activities:		
Hotel managers' deposits in FF&E reserve	$ 15,542	$ 13,430
Hotel managers' purchases with FF&E reserve	(11,303)	(15,038)


HPT



DEBT SUMMARY

As of March 31, 2016
(dollars in thousands)

	Interest Rate	Principal Balance	Maturity Date	Due at Maturity	Years to Maturity
Unsecured Floating Rate Debt:					
$1,000,000 unsecured revolving credit facility [1][2]	1.533%	$ 230,000	07/15/18	$ 230,000	2.3
$400,000 unsecured term loan [2][3]	1.639%	400,000	04/15/19	$ 400,000	3.0
Subtotal / weighted average	1.600%	$ 630,000		$ 630,000	2.8
Unsecured Fixed Rate Debt:					
Senior unsecured notes due 2017	5.625%	300,000	03/15/17	300,000	1.0
Senior unsecured notes due 2018	6.700%	350,000	01/15/18	350,000	1.8
Senior unsecured notes due 2021	4.250%	400,000	03/15/21	400,000	5.0
Senior unsecured notes due 2022	5.000%	500,000	08/15/22	500,000	6.4
Senior unsecured notes due 2023	4.500%	300,000	06/15/23	300,000	7.2
Senior unsecured notes due 2024	4.650%	350,000	03/15/24	350,000	8.0
Senior unsecured notes due 2025	4.500%	350,000	03/15/25	350,000	9.0
Senior unsecured notes due 2026	5.250%	350,000	03/15/26	350,000	10.0
Convertible senior unsecured notes due 2027	3.800%	8,478	03/15/27 [4]	8,478	11.0
Subtotal / weighted average	5.039%	$ 2,908,478		$ 2,908,478	6.1
Total / weighted average [5]	4.426%	$ 3,538,478		$ 3,538,478	5.5



(1) We are required to pay interest on borrowings under our unsecured revolving credit facility at a rate of LIBOR plus a premium of 110 basis points. We also pay a facility fee of 20 basis points per annum on the total amount of lending commitments under our unsecured revolving credit facility. Both the interest rate premium and facility fee are subject to adjustment based upon changes to our credit ratings. The interest rate listed above is as of March 31, 2016. Subject to meeting conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) The maximum borrowing availability under our unsecured revolving credit facility and term loan combined may be increased to up to $2,300,000 on certain terms and conditions.

(3) We are required to pay interest on the amount outstanding under our unsecured term loan at a rate of LIBOR plus a premium of 120 basis points, subject to adjustment based on changes to our credit ratings. The interest rate listed above is as of March 31, 2016. We may prepay the term loan without penalty at any time.

(4) Our 3.8% convertible senior unsecured notes due 2027 are convertible, if certain conditions are met (including certain changes in control). Upon conversion, the holder of notes is entitled to receive cash in an amount equal to the principal amount of the notes and, to the extent the market price of our common shares then exceeds the conversion price of $49.70 per share, subject to adjustment, at our option either cash or our common shares valued based on such market price for such excess amount. Holders of our outstanding convertible senior unsecured notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(5) Our total debt as of March 31, 2016, net of unamortized discounts and certain issuance costs totaling $40,784, was $3,497,694.


HPT

DEBT MATURITY SCHEDULE

As of March 31, 2016
(dollars in thousands)

Year	Unsecured Floating Rate Debt	Unsecured Fixed Rate Debt	Total [4]
2017	$ -	$ 300,000	$ 300,000
2018	230,000 [1]	350,000	580,000
2019	400,000 [2]	-	400,000
2021		400,000	400,000
2022	-	500,000	500,000
2023	-	300,000	300,000
2024	-	350,000	350,000
2025		350,000	350,000
2026		350,000	350,000
2027	-	8,478 [3]	8,478
	$ 630,000	$ 2,908,478	$ 3,538,478
Percent of total debt	17.8%	82.2%	100.0%

(1) Represents amounts outstanding under our $1,000,000 unsecured revolving credit facility at March 31, 2016. Subject to meeting conditions and payment of a fee, we may extend the maturity date to July 15, 2019.

(2) Represents amounts outstanding on our unsecured term loan at March 31, 2016. We may prepay the term loan without penalty at any time.

(3) Our 3.8% convertible senior unsecured notes due 2027 are convertible, if certain conditions are met (including certain changes in control). Upon conversion, the holder of notes is entitled to receive cash in an amount equal to the principal amount of the notes and, to the extent the market price of our common shares then exceeds the conversion price of $49.70 per share, subject to adjustment, at our option either cash or our common shares valued based on such market price for such excess amount. Holders of our outstanding convertible senior unsecured notes may require us to repurchase all or a portion of the notes on March 15, 2017 and March 15, 2022, or upon the occurrence of certain change in control events.

(4) Our total debt as of March 31, 2016, net of unamortized discounts and certain issuance costs totaling $40,784, was $3,497,694.


HPT

LEVERAGE RATIOS, COVERAGE RATIOS AND PUBLIC DEBT COVENANTS

	As of and For the Three Months Ended				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Leverage Ratios:					
Total debt (book value) [1] / total gross assets [2]	39.6%	38.0%	37.7%	36.9%	35.9%
Total debt (book value) [1] / gross book value of real estate assets [3]	41.3%	39.4%	39.6%	38.9%	37.4%
Total debt (book value) [1] / total market capitalization [4]	44.7%	43.4%	43.9%	40.1%	35.5%
Secured debt (book value) [1] / total assets	0.0%	0.0%	0.0%	0.0%	0.0%
Variable rate debt (book value) [1] / total debt (book value) [1]	18.0%	26.3%	26.1%	22.9%	16.8%
Coverage Ratios:					
Adjusted EBITDA [5] [6] / interest expense	4.5x	3.3x	5.3x	5.3x	4.8x
Adjusted EBITDA [5] [6] / interest expense and preferred distributions	4.0x	2.9x	4.6x	4.6x	4.2x
Total debt (book value) [1] / annualized Adjusted EBITDA [5] [6]	4.7x	6.6x	4.2x	4.1x	4.3x
Public Debt Covenants: [7]					
Total debt / adjusted total assets - allowable maximum 60.0%	40.0%	37.9%	37.7%	36.8%	35.9%
Secured debt / adjusted total assets - allowable maximum 40.0%	0.0%	0.0%	0.0%	0.0%	0.0%
Consolidated income available for debt service [8]/ debt service - required minimum 1.50x	4.12x	3.50x	4.68x	4.98x	4.13x
Total unencumbered assets to unsecured debt - required minimum 150%	249.8%	264.1%	265.4%	271.5%	278.5%



(1) Debt amounts are net of unamortized discounts and certain issuance costs. All periods presented have been restated to reflect the adoption of Accounting Standards Update No. 2015-03, *Debt Issuance Costs,* which requires the reclassification of certain capitalized debt issuance costs as an offset to the associated debt liability in our condensed consolidated balance sheets.

(2) Total gross assets is total assets plus accumulated depreciation.

(3) Gross book value of real estate assets is real estate properties at cost, before purchase price allocations, less impairment writedowns, if any.

(4) See Key Financial Data for calculation of total market capitalization.

(5) See Exhibit A for the calculation of EBITDA and Adjusted EBITDA, and a reconciliation of these amounts to net income (loss) determined in accordance with GAAP.

(6) Adjusted EBITDA for the three months ended December 31, 2015 includes $62,263, or $0.41 per share, of incentive management fee expense.

(7) Adjusted total assets and unencumbered assets include original cost of real estate assets calculated in accordance with GAAP before impairment writedowns, if any, and exclude depreciation and amortization, accounts receivable and intangible assets. Consolidated income available for debt service is earnings from operations excluding interest expense, depreciation and amortization, loss on asset impairment, unrealized appreciation on assets held for sale, gains and losses on early extinguishment of debt, gains and losses on sales of property and amortization of deferred charges.

(8) Consolidated income available for debt service for the three months ended December 31, 2015 includes $44,880, or $0.30 per share, of incentive management fee expense.


HPT

FF&E RESERVE ESCROWS [1]

(dollars in thousands)

	As of and For the Three Months Ended				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
FF&E reserves (beginning of period)	$ 51,211	$ 44,296	$ 39,106	$ 36,549	$ 33,982
Manager deposits	15,542	17,607	18,683	17,661	13,430
HPT fundings [2]:					
Marriott No. 1	441	794	1,294	536	1,175
Marriott No. 234	-	-	500	-	3,000
Hotel improvements	(11,303)	(11,486)	(15,287)	(15,640)	(15,038)
FF&E reserves (end of period)	$ 55,891	$ 51,211	$ 44,296	$ 39,106	$ 36,549

(1) Most of our hotel operating agreements require the deposit of a percentage of gross hotel revenues into escrows to fund FF&E reserves. For hotels under renovation or recently renovated, this requirement may be deferred for a period. Our Wyndham agreement requires FF&E reserve deposits subject to available cash flow, as defined in our Wyndham agreement. Our Sonesta and Morgans agreements do not require FF&E reserve deposits. We own all the FF&E reserve escrows for our hotels.

(2) Represents FF&E reserve deposits not funded by hotel operations, but separately funded by us. The operating agreements for our hotels generally provide that, if necessary, we will provide FF&E funding in excess of escrowed reserves. To the extent we make such fundings, our contractual annual minimum returns or rents generally increase by a percentage of the amounts we fund.


HPT

PROPERTY ACQUISITION AND DISPOSITION INFORMATION SINCE JANUARY 1, 2016

(dollars in thousands)

ACQUISITIONS:

Date Acquired	Properties	Brand	Location	Number of Rooms / Suites	Operating Agreement	Purchase Price [1]	Average Purchase Price per Room / Suite
2/1/16	1	Sonesta ES Suites	Cleveland, OH	158	Sonesta	$ 7,200	$ 46
2/1/16	1	Sonesta ES Suites	Westlake, OH	104	Sonesta	$ 4,800	$ 46
3/16/16	1	Kimpton Hotel Monaco	Portland, OR	221	InterContinental	$ 114,000	$ 516
3/31/16	1	TravelCenters of America	Hillsboro, TX	N/A	TA No. 4	$ 19,683	N/A
Total / Weighted Average	4			483		$ 145,683	$ 261

(1) Represents cash purchase price and excludes acquisition related costs.

DISPOSITIONS:

There were no property dispositions since January 1, 2016.

OPERATING AGREEMENTS AND PORTFOLIO INFORMATION

Hawthorn Suites by Wyndham, Wheeling, IL
Operator: Wyndham Hotel Group
Guest Rooms: 141


HPT

PORTFOLIO BY OPERATING AGREEMENT AND MANAGER

(dollars in thousands)

By Operating Agreement [1]:	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment [2]	Percent of Total Investment	Investment Per Room / Suite	Annual Minimum Return / Rent [3]	Percent of Total Annual Minimum Return / Rent
Marriott (no. 1)	53	11%	7,610	16%	$ 688,940	8%	$ 91	$ 68,400	9%
Marriott (no. 234)	68	14%	9,120	20%	1,000,439	12%	110	106,243	14%
Marriott (no. 5)	1	0%	356	0%	90,078	1%	253	10,116	1%
Subtotal / Average Marriott	122	25%	17,086	36%	1,779,457	21%	104	184,759	24%
InterContinental	94	19%	14,403	31%	1,677,641	19%	116	160,338	21%
Sonesta	33	7%	6,093	13%	1,108,085	13%	182	84,004	11%
Wyndham	22	4%	3,579	8%	382,532	4%	107	28,025	4%
Hyatt	22	4%	2,724	6%	301,942	3%	111	22,037	3%
Carlson	11	2%	2,090	5%	209,895	2%	100	12,920	2%
Morgans	1	0%	372	1%	120,000	1%	323	7,595	1%
Subtotal / Average Hotels	305	61%	46,347	100%	5,579,552	63%	120	499,678	66%
TA (No. 1)	39	8%	N/A	N/A	635,091	7%	N/A	49,198	6%
TA (No. 2)	38	8%	N/A	N/A	607,070	7%	N/A	47,392	6%
TA (No. 3)	38	7%	N/A	N/A	596,301	7%	N/A	50,630	7%
TA (No. 4)	39	8%	N/A	N/A	550,406	7%	N/A	48,596	6%
TA (No. 5)	40	8%	N/A	N/A	836,301	9%	N/A	65,329	9%
Subtotal / Average TA	194	39%	N/A	N/A	3,225,169	37%	N/A	261,145	34%
Total / Average	499	100%	46,347	100%	$ 8,804,721	100%	$ 120	$ 760,823	100%

(1) See pages 26 through 28 for additional information regarding each of our operating agreements.

(2) Represents historical cost of our properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.

(3) Each of our management agreements or leases provides for payment to us of an annual minimum return or minimum rent, respectively. Certain of these minimum payment amounts are secured by full or limited guarantees or security deposits as more fully described on pages 26 through 28. In addition, certain of our hotel management agreements provide for payment to us of additional amounts to the extent of available cash flow as defined in the management agreement. Payments of these additional amounts are not guaranteed or secured by deposits. Annualized minimum rent amounts represent cash rent amounts due to us and exclude adjustments, if any, necessary to recognize rental income on a straight line basis in accordance with GAAP.


HPT

PORTFOLIO BY BRAND

(dollars in thousands)

Brand	Manager	Number of Properties	Percent of Total Number of Properties	Number of Rooms / Suites	Percent of Total Number of Rooms / Suites	Investment (1)	Percent of Total Investment	Investment Per Room / Suite
Courtyard by Marriott®	Marriott	71	14%	10,265	22%	$ 974,023	12%	$ 95
Candlewood Suites®	InterContinental	61	12%	7,553	16%	586,472	7%	78
Residence Inn by Marriott®	Marriott	35	7%	4,488	10%	538,875	6%	120
Royal Sonesta Hotels®	Sonesta	4	1%	1,571	3%	468,660	5%	298
Sonesta ES Suites®	Sonesta	25	5%	3,077	7%	409,052	5%	133
Crowne Plaza®	InterContinental	7	1%	2,711	6%	359,240	4%	133
Staybridge Suites®	InterContinental	19	4%	2,364	5%	331,291	4%	140
Hyatt Place®	Hyatt	22	4%	2,724	6%	301,942	3%	111
Wyndham Hotels and Resorts® and Wyndham Grand®	Wyndham	6	1%	1,823	4%	281,273	3%	154
Sonesta Hotels & Resorts®	Sonesta	4	1%	1,445	3%	230,373	3%	159
InterContinental Hotels and Resorts®	InterContinental	3	1%	800	2%	217,749	2%	272
Marriott Hotels and Resorts®	Marriott	2	0%	748	2%	131,127	2%	175
The Clift Hotel®	Morgans	1	0%	372	1%	120,000	1%	323
Radisson® Hotels & Resorts	Carlson	5	1%	1,128	2%	119,630	1%	106
Kimpton® Hotels & Restaurants	InterContinental	1	0%	221	0%	114,000	1%	516
TownePlace Suites by Marriott®	Marriott	12	2%	1,321	3%	110,870	1%	84
Hawthorn Suites®	Wyndham	16	3%	1,756	4%	101,259	1%	58
Country Inns & Suites by Carlson®	Carlson	5	1%	753	2%	78,528	1%	104
Holiday Inn®	InterContinental	3	1%	754	2%	68,889	1%	91
SpringHill Suites by Marriott®	Marriott	2	1%	264	0%	24,562	0%	93
Park Plaza® Hotels & Resorts	Carlson	1	1%	209	0%	11,737	0%	56
TravelCenters of America®	TA	148	30%	N/A	N/A	2,279,796	26%	N/A
Petro Stopping Centers®	TA	46	9%	N/A	N/A	945,373	11%	N/A
Total / Average		499	100%	46,347	100%	$ 8,804,721	100%	$ 120

(1) Represents historical cost of properties plus capital improvements funded by us less impairment writedowns, if any, and excludes capital improvements made from FF&E reserves funded from hotel operations.


HPT

OPERATING AGREEMENT INFORMATION

Through March 31, 2016

(dollars in thousands)

Marriott No. 1- We lease 53 Courtyard by Marriott® branded hotels in 24 states to one of our taxable REIT subsidiaries, or TRSs. The hotels are managed by a subsidiary of Marriott under a combination management agreement which expires in 2024; Marriott has two renewal options for 12 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Marriott for these 53 hotels. Accordingly, payment by Marriott of the minimum return due to us under this management agreement may be limited to available hotel cash flow after payment of operating expenses and funding of the FF&E reserve. In addition to our minimum return, this agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return and payment of certain management fees.

Marriott No. 234- We lease 68 of our Marriott branded hotels (one full service Marriott®, 35 Residence Inn by Marriott®, 18 Courtyard by Marriott®, 12 TownePlace Suites by Marriott® and two SpringHill Suites by Marriott® hotels) in 22 states to one of our TRSs. The hotels are managed by subsidiaries of Marriott under a combination management agreement which expires in 2025; Marriott has two renewal options for 10 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $64,700 under this agreement to cover payment shortfalls of our minimum returns. As of March 31, 2016, the balance of this security deposit was $7,024. This security deposit may be replenished from future cash flows from these hotels in excess of our minimum return and certain management fees. Marriott has also provided us with a $40,000 limited guaranty for payment shortfalls up to 90% of our minimum return after the available security deposit balance has been depleted, which expires in 2019. As of March 31, 2016, the available Marriott guaranty was $30,672.

In addition to our minimum return, this agreement provides for payment to us of 62.5% of excess cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, payment of our minimum return, payment of certain management fees and replenishment of the security deposit. This additional return amount is not guaranteed or secured by the security deposit.

Marriott No. 5- We lease one Marriott® branded hotel in Kauai, HI to a subsidiary of Marriott under a lease that expires in 2019; Marriott has four renewal options for 15 years each. This lease is guaranteed by Marriott and provides for increases in the annual minimum rent payable to us based on changes in the consumer price index.

InterContinental- We lease 93 InterContinental branded hotels (19 Staybridge Suites®, 61 Candlewood Suites®, two InterContinental®, seven Crowne Plaza®, three Holiday Inn® and one Kimpton® Hotels & Restaurants) in 28 states in the U.S. and Ontario, Canada to one of our TRSs. These 93 hotels are managed by subsidiaries of InterContinental under a combination management agreement. We lease one additional InterContinental® branded hotel in Puerto Rico to a subsidiary of InterContinental. The annual minimum return amount presented in the table on page 24 includes $7,899 of minimum rent related to the leased Puerto Rico hotel. The management agreement and the lease expire in 2036; InterContinental has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally held a security deposit of $73,872 under this agreement to cover payment shortfalls of our minimum returns and rent. In connection with the acquisition of one hotel in March 2016, InterContinental provided us $9,000 to supplement the existing security deposit. As of March 31, 2016, the balance of this security deposit was $56,696. This security deposit may be replenished and increased up to $100,000 from future cash flows from these hotels in excess of our minimum return and rent and certain management fees. Under this agreement, InterContinental is required to maintain a minimum security deposit of $37,000.

In addition to our minimum return, this management agreement provides for an annual additional return payment to us of $12,067 to the extent of available cash flow after payment of hotel operating expenses, funding of the required FF&E reserve, if any, payment of our minimum return, payment of certain management fees and replenishment and expansion of the security deposit. In addition, the agreement provides for payment to us of 50% of the available cash flow after payment to us of the annual additional return amount. These additional return amounts are not guaranteed or secured by the security deposit we hold.


HPT

OPERATING AGREEMENT INFORMATION

Through March 31, 2016
(dollars in thousands)



Sonesta- We lease our 33 Sonesta branded hotels (four Royal Sonesta Hotels®, four Sonesta Hotels & Resorts® and 25 Sonesta ES Suites® hotels) in 18 states to one of our TRSs. The hotels are managed by Sonesta under a combination management agreement which expires in 2037; Sonesta has two renewal options for 15 years each for all, but not less than all, of the hotels.

We have no security deposit or guaranty from Sonesta. Accordingly, payment by Sonesta of the minimum return due to us under this management agreement is limited to available hotel cash flow after the payment of operating expenses, including certain management fees, and we are financially responsible for operating cash flow deficits, if any.

In addition to our minimum return, this management agreement provides for payment to us of 80% of available cash flow after payment of hotel operating expenses, management fees to Sonesta, our minimum return, an imputed FF&E reserve to us and reimbursement of operating loss or working capital advances, if any.

Wyndham- We lease our 22 Wyndham branded hotels (six Wyndham Hotels and Resorts® and 16 Hawthorn Suites® hotels) in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Wyndham under a combination management agreement which expires in 2038; Wyndham has two renewal options for 15 years each for all, but not less than all, of the hotels. We also lease 48 vacation units in one of the hotels to Wyndham Vacation Resorts, Inc., or Wyndham Vacation, under a lease that expires in 2037; Wyndham Vacation has two renewal options for 15 years each for all, but not less than all, of the vacation units. The lease is guaranteed by Wyndham and provides for rent increases of 3% per annum. The annual minimum return amount presented in the table on page 24 includes $1,366 of minimum rent related to the Wyndham Vacation lease.

We have a guaranty of $35,656 under this agreement to cover payment shortfalls of our minimum return, subject to an annual payment limit of $17,828. This guaranty expires in 2020. As of March 31, 2016, the Wyndham guaranty had been depleted. This guaranty may be replenished from future cash flows from these hotels in excess of our minimum returns.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of hotel operating expenses, payment of our minimum return, funding of the FF&E reserve, if any, payment of certain management fees and reimbursement of any Wyndham guaranty advances. This additional return amount is not guaranteed.

Hyatt- We lease our 22 Hyatt Place® branded hotels in 14 states to one of our TRSs. The hotels are managed by a subsidiary of Hyatt Hotels Corporation, or Hyatt, under a combination management agreement that expires in 2030; Hyatt has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a guaranty of $50,000 under this agreement to cover payment shortfalls of our minimum return. As of March 31, 2016, the available Hyatt guaranty was $15,501. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Hyatt of working capital and guaranty advances, if any. This additional return is not guaranteed.



OPERATING AGREEMENT INFORMATION



Through March 31, 2016
(dollars in thousands)

Carlson- We lease our 11 Carlson Hotels Worldwide, or Carlson, branded hotels (five Radisson® Hotels & Resorts, one Park Plaza® Hotels & Resorts and five Country Inns & Suites® hotels) in seven states to one of our TRSs. The hotels are managed by a subsidiary of Carlson under a combination management agreement that expires in 2030; Carlson has two renewal options for 15 years each for all, but not less than all, of the hotels.

We originally had a limited guaranty of $40,000 under this agreement to cover payment shortfalls of our minimum return. As of March 31, 2016, the available Carlson guaranty was $25,180. The guaranty is limited in amount but does not expire in time and may be replenished from future cash flows from the hotels in excess of our minimum return.

In addition to our minimum return, this management agreement provides for payment to us of 50% of available cash flow after payment of operating expenses, funding the required FF&E reserve, payment of our minimum return and reimbursement to Carlson of working capital and guaranty advances, if any. This additional return is not guaranteed.

Morgans- We lease the Clift Hotel, a full service hotel in San Francisco, CA, to a subsidiary of Morgans under a lease agreement that expires in 2103. On October 14, 2019 and on each fifth anniversary thereafter during the lease term, the rent due to us will be increased based on changes in the consumer price index with minimum increases of 10% and maximum increases of 20%. Although the contractual lease terms would qualify this lease as a direct financing lease under GAAP, we account for this lease as an operating lease due to uncertainty regarding the collection of future rent increases and we recognize rental income from this lease on a cash basis, in accordance with GAAP.

TA No. 1- We lease 39 travel centers (36 TravelCenters of America® branded travel centers and three Petro Stopping Centers® branded travel centers) in 29 states to a subsidiary of TA under a lease that expires in 2029; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, beginning in 2016, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). TA's previously deferred rent of $27,421 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 2- We lease 38 travel centers (37 TravelCenters of America® branded travel centers and one Petro Stopping Centers® branded travel center) in 27 states to a subsidiary of TA under a lease that expires in 2028; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, beginning in 2016, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). TA's previously deferred rent of $29,107 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 3- We lease 38 TravelCenters of America® branded travel centers in 29 states to a subsidiary of TA under a lease that expires in 2026; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, beginning in 2016, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). TA's previously deferred rent of $29,324 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 4- We lease 39 travel centers (37 TravelCenters of America® branded travel centers and two Petro Stopping Centers® branded travel centers) in 28 states to a subsidiary of TA under a lease that expires in 2030; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, beginning in 2016, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2015 non-fuel revenues). TA's previously deferred rent of $21,233 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.

TA No. 5- We lease 40 Petro Stopping Centers® branded travel centers in 25 states to a subsidiary of TA under a lease that expires in 2024; TA has two renewal options for 15 years each for all, but not less than all, of these travel centers. In addition to the payment of our minimum rent, this lease provides for payment to us of percentage rent based on increases in total non-fuel revenues over base year levels (3% of non-fuel revenues above 2012 non-fuel revenues). We have agreed to waive payment of the first $2,500 of percentage rent that may become due under the TA No. 5 lease. We have waived an aggregate of $2,439 of percentage rent as of March 31, 2016. TA's previously deferred rent of $42,915 is due at the expiration of the initial term of this lease. This lease is guaranteed by TA.


HPT

OPERATING STATISTICS BY HOTEL OPERATING AGREEMENT AND MANAGER

	No. of Hotels	No. of Rooms / Suites	For the Three Months Ended March 31, 2016	2015	Change
ADR					
Marriott (no. 1)	53	7,610	$ 131.37	$ 126.35	4.0%
Marriott (no. 234)	68	9,120	128.57	125.51	2.4%
Marriott (no. 5)	1	356	256.88	235.76	9.0%
Subtotal / Average Marriott	122	17,086	133.18	128.87	3.3%
InterContinental [(1)]	94	14,403	117.27	111.72	5.0%
Sonesta [(1)]	33	6,093	136.29	133.73	1.9%
Wyndham	22	3,579	91.81	89.51	2.6%
Hyatt	22	2,724	109.27	108.25	0.9%
Carlson	11	2,090	110.18	108.22	1.8%
Morgans	1	372	273.79	266.95	2.6%
All Hotels Total / Average	305	46,347	$ 124.16	$ 119.90	3.6%
OCCUPANCY					
Marriott (no. 1)	53	7,610	65.2%	65.1%	0.1 pts
Marriott (no. 234)	68	9,120	73.0%	71.1%	1.9 pts
Marriott (no. 5)	1	356	90.1%	90.0%	0.1 pts
Subtotal / Average Marriott	122	17,086	69.9%	68.8%	1.1 pts
InterContinental [(1)]	94	14,403	77.2%	79.1%	-1.9 pts
Sonesta [(1)]	33	6,093	61.2%	63.6%	-2.4 pts
Wyndham	22	3,579	65.8%	66.6%	-0.8 pts
Hyatt	22	2,724	78.0%	75.2%	2.8 pts
Carlson	11	2,090	68.3%	73.2%	-4.9 pts
Morgans	1	372	92.8%	88.2%	4.6 pts
All Hotels Total / Average	305	46,347	71.3%	71.9%	-0.6 pts
RevPAR					
Marriott (no. 1)	53	7,610	$ 85.65	$ 82.25	4.1%
Marriott (no. 234)	68	9,120	93.86	89.24	5.2%
Marriott (no. 5)	1	356	231.45	212.18	9.1%
Subtotal / Average Marriott	122	17,086	93.09	88.66	5.0%
InterContinental [(1)]	94	14,403	90.53	88.37	2.4%
Sonesta [(1)]	33	6,093	83.41	85.05	-1.9%
Wyndham	22	3,579	60.41	59.61	1.3%
Hyatt	22	2,724	85.23	81.40	4.7%
Carlson	11	2,090	75.25	79.22	-5.0%
Morgans	1	372	254.08	235.45	7.9%
All Hotels Total / Average	305	46,347	$ 88.53	$ 86.21	2.7%

(1) Operating data includes data for periods prior to our ownership of certain hotels.

"ADR" is average daily rate; "RevPAR" is room revenue per available room. All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.


HPT

COVERAGE BY OPERATING AGREEMENT AND MANAGER [(1)]



Operating Agreement	Number of Properties	For the Twelve Months Ended 3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Marriott (no. 1)	53	1.35x	1.33x	1.29x	1.26x	1.21x
Marriott (no. 234)	68	1.11x	1.08x	1.07x	1.05x	1.01x
Marriott (no. 5)	1	0.63x	0.55x	0.51x	0.50x	0.46x
Subtotal Marriott	122	1.17x	1.14x	1.12x	1.09x	1.05x
InterContinental	94	1.19x	1.19x	1.18x	1.15x	1.12x
Sonesta	33	0.67x	0.69x	0.70x	0.69x	0.62x
Wyndham	22	0.89x	0.91x	0.87x	0.85x	0.79x
Hyatt	22	1.16x	1.12x	1.04x	1.00x	0.95x
Carlson	11	1.23x	1.32x	1.30x	1.25x	1.17x
Morgans	1	1.18x	1.18x	1.09x	1.08x	1.10x
Subtotal Hotels	305	1.08x	1.08x	1.06x	1.03x	0.99x
TA (No. 1)	39	1.66x	1.74x	1.85x	1.84x	1.83x
TA (No. 2)	38	1.63x	1.79x	1.98x	1.97x	1.97x
TA (No. 3)	38	1.59x	1.74x	1.97x	2.04x	2.08x
TA (No. 4)	39	1.60x	1.76x	1.97x	2.00x	2.04x
TA (No. 5)	40	1.59x	1.71x	1.87x	1.87x	1.88x
Subtotal TA	194	1.61x	1.74x	1.92x	1.93x	1.95x
Total	499	1.26x	1.30x	1.34x	1.33x	1.30x

Operating Agreement	Number of Properties	For the Three Months Ended 3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Marriott (no. 1)	53	1.16x	1.07x	1.56x	1.61x	1.06x
Marriott (no. 234)	68	1.04x	0.94x	1.20x	1.26x	0.94x
Marriott (no. 5)	1	0.92x	0.64x	0.45x	0.50x	0.60x
Subtotal Marriott	122	1.08x	0.97x	1.29x	1.34x	0.97x
InterContinental	94	1.12x	1.08x	1.26x	1.31x	1.13x
Sonesta	33	0.42x	0.52x	0.69x	1.08x	0.48x
Wyndham	22	0.38x	0.82x	1.09x	1.30x	0.43x
Hyatt	22	1.14x	0.97x	1.17x	1.36x	0.98x
Carlson	11	1.04x	0.83x	1.55x	1.49x	1.39x
Morgans	1	1.16x	0.94x	1.63x	1.01x	1.15x
Subtotal Hotels	305	0.95x	0.92x	1.18x	1.28x	0.93x
TA (No. 1)	39	1.42x	1.71x	1.78x	1.73x	1.74x
TA (No. 2)	38	1.39x	1.58x	1.82x	1.74x	2.06x
TA (No. 3)	38	1.33x	1.52x	1.73x	1.80x	1.91x
TA (No. 4)	39	1.36x	1.51x	1.76x	1.78x	2.02x
TA (No. 5)	40	1.43x	1.60x	1.68x	1.67x	1.90x
Subtotal TA	194	1.39x	1.59x	1.75x	1.74x	1.92x
Total	499	1.10x	1.14x	1.37x	1.43x	1.25x

(1) We define coverage as combined total property level revenues minus FF&E reserve escrows, if any, and all property level expenses which are not subordinated to minimum returns and minimum rent payments due to us (which data is provided to us by our managers or tenants), divided by the minimum return or minimum rent payments due to us. Coverage amounts for our Sonesta, InterContinental and our TA Nos. 1, 2, 3 and 4 agreements include data for periods prior to our ownership of certain properties.

All operating data presented are based upon the operating results provided by our managers and tenants for the indicated periods. We have not independently verified our managers' or tenants' operating data.

EXHIBITS


TA
Welcome
Country Pride
ATLANTA NORTH TRAVEL CENTER
BURGER KING
HOME OF THE WHOPPER
POPEYES
LOUISIANA KITCHEN
MINIT MART
LODI TRAVEL CENTER
SHERIFF
TRUCK SERVICE
EXPRESS LANE
BRIDGESTONE

TA Travel Center Cartersville, I-75, Exit 296, Cartersville, GA
Operator: TravelCenters of America

TA Travel Center Lodi, I-71 & I-76, Exit 209, Seville, OH
Operator: TravelCenters of America


HPT

EXHIBIT A

CALCULATION OF EBITDA AND ADJUSTED EBITDA (1)

(in thousands)

		For the Three Months Ended,				
		3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Net income (loss)		$ 52,051	$ (19,494)	$ 61,185	$ 83,146	$ 41,581
Add:	Interest expense	41,586	36,980	36,628	35,836	35,454
	Income tax expense	375	121	514	640	291
	Depreciation and amortization	87,271	85,964	84,261	80,582	78,969
EBITDA		181,283	103,571	182,588	200,204	156,295
Add (Less):	Acquisition related costs (2)	612	389	851	797	338
	General and administrative expense paid in common shares (3)	422	379	713	1,278	1,735
	Estimated business management incentive fee (4)	5,316	(17,383)	8,561	(205)	9,027
	Loss on distribution to common shareholders of RMR common stock (5)	-	36,773	-	-	-
	Loss on early extinguishment of debt (6)	70	-	-	-	-
	Gain on sale of real estate (7)	-	-	-	(11,015)	-
	Deferred percentage rent (8)	260	-	-	(1,240)	1,240
Adjusted EBITDA		$ 187,963	$ 123,729	$ 192,713	$ 189,819	$ 168,635



(1) Please see page 34 for a definition of EBITDA and Adjusted EBITDA and reasons why management believes the presentation of these measures provide useful information to investors.

(2) Represents costs associated with our acquisition activities.

(3) Amounts represent the portion of business management fees that were payable in our common shares as well as equity based compensation for our trustees, our officers and certain other employees of RMR LLC. Effective June 1, 2015, all business management fees are paid in cash.

(4) Amounts represent estimated incentive fees under our business management agreement calculated based on common share total return, as defined. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Adjusted EBITDA until the fourth quarter, which is when the actual incentive fee expense amount for the year is determined. Incentive fees for 2015 were paid in cash in January 2016.

(5) We recorded a $36,773 non-cash loss on the distribution to common shareholders of RMR common stock to our shareholders in the fourth quarter of 2015 as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.

(6) We recorded a $70 loss on early extinguishment of debt in the first quarter of 2016 in connection with the redemption of certain senior unsecured notes.

(7) We recorded an $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers.

(8) In calculating net income in accordance with GAAP, we generally recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in the calculation of Adjusted EBITDA for each quarter of the year. The fourth quarter Adjusted EBITDA calculation excludes the estimated amounts of percentage rent recognized during the first three quarters. In calculating net income in accordance with GAAP for the second quarter of 2015, we recognized $2,048 of percentage rent as a result of the modification of our travel center leases. The second quarter 2015 Adjusted EBITDA calculation excludes the $1,240 of deferred percentage rent included in the first quarter 2015 calculation. See page 28 for additional information regarding our TA operating agreements.


HPT

EXHIBIT B

CALCULATION OF FUNDS FROM OPERATIONS (FFO) AND NORMALIZED FFO AVAILABLE FOR COMMON SHAREHOLDERS [1]

(dollar amounts in thousands, except per share data)

	For the Three Months Ended,				
	3/31/2016	12/31/2015	9/30/2015	6/30/2015	3/31/2015
Net income (loss) available for common shareholders	$ 46,885	$ (24,660)	$ 56,019	$ 77,980	$ 36,415
Add (Less): Depreciation and amortization	87,271	85,964	84,261	80,582	78,969
Gain on sale of real estate [2]	-	-	-	(11,015)	-
FFO available for common shareholders	134,156	61,304	140,280	147,547	115,384
Add (Less): Acquisition related costs [3]	612	389	851	797	338
Estimated business management incentive fees [4]	5,316	(17,383)	8,561	(205)	9,027
Loss on distribution to common shareholders of RMR common stock [5]	-	36,773	-	-	-
Loss on early extinguishment of debt [6]	70	-	-	-	-
Deferred percentage rent [7]	260	-	-	(1,240)	1,240
Normalized FFO available for common shareholders	$ 140,414	$ 81,083	$ 149,692	$ 146,899	$ 125,989
Weighted average shares outstanding (basic)	151,402	151,400	151,359	150,260	149,792
Weighted average shares outstanding (diluted)	151,415	151,400	151,386	150,292	150,906
Basic and diluted per share common share amounts:					
Net income (loss) available for common shareholders (basic and diluted)	$ 0.31	$ (0.16)	$ 0.37	$ 0.52	$ 0.24
FFO available for common shareholders (basic)	$ 0.89	$ 0.40	$ 0.93	$ 0.98	$ 0.77
FFO available for common shareholders (diluted)	$ 0.89	$ 0.40	$ 0.93	$ 0.98	$ 0.76
Normalized FFO available for common shareholders (basic)	$ 0.93	$ 0.54	$ 0.99	$ 0.98	$ 0.84
Normalized FFO available for common shareholders (diluted)	$ 0.93	$ 0.54	$ 0.99	$ 0.98	$ 0.83

(1) Please see page 34 for a definition of FFO and Normalized FFO available for common shareholders and reasons why management believes the presentation of these measures provides useful information to investors regarding our financial condition and results of operations and any additional purposes for which management uses FFO and Normalized FFO available for common shareholders.

(2) We recorded an $11,015 gain on sale of real estate in the second quarter of 2015 in connection with the sale of five travel centers.

(3) Represents costs associated with our acquisition activities.

(4) Amounts represent estimated incentive fees under our business management agreement calculated based on common share total return, as defined. In calculating net income in accordance with GAAP, we recognize estimated business management incentive fee expense, if any, each quarter. Although we recognize this expense, if any, each quarter for purposes of calculating net income, we do not include these amounts in the calculation of Normalized FFO available for common shareholders until the fourth quarter, which is when the actual incentive fee expense amount for the year is determined. Incentive fees for 2015 were paid in cash in January 2016.

(5) We recorded a $36,773 non-cash loss on the distribution of RMR common stock to our shareholders in the fourth quarter of 2015 as a result of the closing price of RMR common stock being lower than our carrying amount per share on the day we distributed RMR common stock to our shareholders.

(6) We recorded a $70 loss on early extinguishment of debt in the first quarter of 2016 in connection with the redemption of certain senior unsecured notes.

(7) In calculating net income in accordance with GAAP, we generally recognize percentage rental income received for the first, second and third quarters in the fourth quarter, which is when all contingencies have been met and the income is earned. Although we defer recognition of this revenue until the fourth quarter for purposes of calculating net income, we include estimated amounts of percentage rent in the calculation of Normalized FFO available for common shareholders for each quarter of the year. The fourth quarter Normalized FFO calculation excludes the amounts of percentage rent recognized during the first three quarters. In calculating net income in accordance with GAAP for the second quarter of 2015, we recognized $2,048 of percentage rent as a result of the modification of our travel center leases. The second quarter 2015 Normalized FFO available for common shareholders calculation excludes the $1,240 of percentage rent that was included in the first quarter 2015 calculation of Normalized FFO available for common shareholders. See page 28 for additional information regarding our TA operating agreements.


HPT

Non-GAAP Financial Measures Definitions

Definition of EBITDA



We calculate EBITDA and Adjusted EBITDA as shown in Exhibit A. We consider EBITDA and Adjusted EBITDA to be appropriate measures of our operating performance, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that EBITDA and Adjusted EBITDA provide useful information to investors because by excluding the effects of certain historical amounts, such as interest, depreciation and amortization expense, EBITDA and Adjusted EBITDA may facilitate a comparison of current operating performance with our past operating performance. EBITDA and Adjusted EBITDA do not represent cash generated by operating activities in accordance with GAAP and should not be considered an alternative to net income, net income available for common shareholders, operating income or cash flow from operating activities determined in accordance with GAAP or as an indicator of financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income available for common shareholders, operating income and cash flow from operating activities as presented in our condensed consolidated statements of income and condensed consolidated statements of cash flows. Other real estate companies and REITs calculate EBITDA and Adjusted EBITDA differently than we do.

Definition of FFO and Normalized FFO

We calculate FFO available for common shareholders and Normalized FFO available for common shareholders as shown in Exhibit B. FFO available for common shareholders is calculated on the basis defined by The National Association of Real Estate Investment Trusts, or NAREIT, which is net income available for common shareholders calculated in accordance with GAAP, excluding any gain or loss on sale of properties and loss on impairment of real estate assets, plus real estate depreciation and amortization, as well as certain other adjustments currently not applicable to us. Our calculation of Normalized FFO available for common shareholders differs from NAREIT's definition of FFO available for common shareholders because we include estimated percentage rent in the period to which we estimate that it relates rather than when it is recognized as income in accordance with GAAP, we include business management incentive fees, if any, only in the fourth quarter versus the quarter when they are recognized as expense in accordance with GAAP and we exclude acquisition related costs, loss on distribution to common shareholders of RMR common stock and loss on early extinguishment of debt. We consider FFO available for common shareholders and Normalized FFO available for common shareholders to be appropriate measures of operating performance for a REIT, along with net income, net income available for common shareholders, operating income and cash flow from operating activities. We believe that FFO available for common shareholders and Normalized FFO available for common shareholders provide useful information to investors because by excluding the effects of certain historical amounts, such as depreciation expense, FFO available for common shareholders and Normalized FFO available for common shareholders may facilitate a comparison of our operating performance between periods and with other REITs. FFO available for common shareholders and Normalized FFO available for common shareholders are among the factors considered by our Board of Trustees when determining the amount of distributions to shareholders. Other factors include, but are not limited to, requirements to maintain our qualification for taxation as a REIT, limitations in our unsecured revolving credit facility and unsecured term loan agreement and public debt covenants, the availability to us of debt and equity capital, our expectation of our future capital requirements and operating performance and our expected needs for and availability of cash to pay our obligations. FFO available for common shareholders and Normalized FFO available for common shareholders do not represent cash generated by operating activities in accordance with GAAP and should not be considered as alternatives to net income, net income available for common shareholders, operating income or cash flow from operating activities determined in accordance with GAAP or as indicators of our financial performance or liquidity, nor are these measures necessarily indicative of sufficient cash flow to fund all of our needs. These measures should be considered in conjunction with net income, net income available for common shareholders, operating income and cash flow from operating activities as presented in our condensed consolidated statements of income and condensed consolidated statements of cash flows. Other real estate companies and REITs may calculate FFO available for common shareholders and Normalized FFO available for common shareholders differently than we do.